FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

February 17, 2023

Item 3. News Release

The news release was issued and disseminated via Accesswire on February 22, 2023 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced it has received approval from Health Canada on February 17, 2023 for its amendment to include cocaine as a substance that the Company can legally possess, produce, sell and distribute.

The Company received its Controlled Drug and Substances Dealer's License ("Dealer's  License") on August  24, 2022.  The Dealer's License also allows the Company to possess, produce, sell and distribute up to 1,000 grams of psilocybin and psilocin.

The amended license allows the Company to interact with up to 250 grams of cocaine and to import coca leaves to manufacture and synthesize the substance.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

February 23, 2023